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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

K2 Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

482732104

(CUSIP Number)

K1 Ventures Limited
1 Harbour Front Avenue
#18-01 Keppel Bay Tower
Singapore 098632

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 428732104			Page 2 of 12

1.	Name of Reporting Person: K1 Ventures Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

13G
CUSIP No. 428732104			Page 3 of 12

1.	Name of Reporting Person: Sporting Goods Investment I, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 428732104			Page 4 of 12

1.	Name of Reporting Person: Sporting Goods Investment II, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: PN

13G
CUSIP No. 428732104			Page 5 of 12

1.	Name of Reporting Person: K-1 USA Ventures, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

13G
CUSIP No. 428732104			Page 6 of 12

1.	Name of Reporting Person: K-1 Holdings Equity I, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: CO

CUSIP No. 428732104	13G	Page 7 of 12 Pages

Item 1(a). Name of Issuer:

K2 Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

2051 Palomar Airport Road
Carlsbad, CA 92009

Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship:

k1 Ventures Limited
1 Harbour Front Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Singapore Corporation

Sporting Goods Investment I, LP
2601 S. Bayshore Drive
Suite 1775
Coconut Grove, Florida 33133
Delaware Limited Partnership

Sporting Goods Investment II, LP
2601 S. Bayshore Drive
Suite 1775
Coconut Grove, Florida 33133
Delaware Limited Partnership

K-1 USA Ventures, Inc.
2601 S. Bayshore Drive
Suite 1775
Coconut Grove, Florida 33133
Delaware Corporation

K-1 Holdings Equity I, Inc.
2601 S. Bayshore Drive
Suite 1775
Coconut Grove, Florida 33133
Delaware Corporation

Item 2(d). Title of Class of Securities:

Common Stock, par value $1.00 per share.

CUSIP No. 428732104	13G	Page 8 of 12 Pages

Item 2(e). CUSIP Number:

482732104

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐ Investment company registered under Section 8 of the Investment Company Act;

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under
         Section 3(c)(14) of the Investment Company Act;

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     All of the securities of K2 Inc. controlled or beneficially owned by k1 Ventures Limited (“k1”) and its affiliates were disposed of on November 10, 2004.

     k1 controls both Sporting Goods Investment I, LP (“SG1”) and Sporting Goods Investment II, LP (“SG2”). The sole general partner of SG1 is K-1 USA Ventures, Inc. (“K-1 USA”), a Delaware corporation wholly owned by k1. K-1 USA owns 0.10 percent of SG1. k1 Ventures (HK) Limited (“k1 HK”), a company organized under the laws of Hong Kong, and a wholly-owned subsidiary of k1, is the sole limited partner of SG1 and owns a 99.90 interest.

     The sole general partner of SG2 is K-1 Holdings Equity I, Inc. (“K-1 Equity”), a Delaware corporation wholly owned by k1. K-1 Equity owns 0.10 percent of SG2. Focus Up Holding, Limited (“Focus Up”), a company organized under the laws of British Virgin Islands, and a wholly-owned subsidiary of k1 Investment (I) Pte Ltd. (a Singapore company which is controlled by k1), is the sole limited partner of SG2 and owns a 99.90 interest.

CUSIP No. 428732104	13G	Page 9 of 12 Pages

(a) Amount beneficially owned:

0 shares of common stock

(b) Percent of class:

0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

0

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     N/A

CUSIP No. 428732104	13G	Page 10 of 12 Pages

Item 8. Identification and Classification of Members of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certification.

     N/A

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005

K1 VENTURES LIMITED
By:	/s/ Jeffrey A Safchik
	Name:	Jeffrey A. Safchik
	Title:	Chief Financial Officer and Chief Operating Officer

SPORTING GOODS INVESTMENT I, LP
By:	K-1 USA Ventures, Inc., its sole general partner

By:	/s/ Jeffrey A Safchik
	Name:	Jeffrey A. Safchik
	Title:	Chief Financial Officer

SPORTING GOODS INVESTMENT II, LP
By:	K-1 Holdings Equity I, Inc., its sole general partner

By:	/s/ Jeffrey A Safchik
	Name:	Jeffrey A. Safchik
	Title:	Chief Financial Officer

K-1 USA VENTURES, INC.
By:	/s/ Jeffrey A Safchik
	Name:	Jeffrey A. Safchik
	Title:	Chief Financial Officer

K-1 HOLDINGS EQUITY I, INC.
By:	/s/ Jeffrey A Safchik
	Name:	Jeffrey A. Safchik
	Title:	Chief Financial Officer

EXHIBIT A
Joint Filing Agreement

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $1.00 par value per share, of K2 Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby executed this Agreement this 11th day of February, 2005.

K1 VENTURES LIMITED
By:	/s/ Jeffrey A Safchik
	Name:	Jeffrey A. Safchik
	Title:	Chief Financial Officer and Chief Operating Officer

SPORTING GOODS INVESTMENT I, LP
By:	K-1 USA Ventures, Inc., its sole general partner

By:	/s/ Jeffrey A Safchik
	Name:	Jeffrey A. Safchik
	Title:	Chief Financial Officer

SPORTING GOODS INVESTMENT II, LP
By:	K-1 Holdings Equity I, Inc., its sole general partner

By:	/s/ Jeffrey A Safchik
	Name:	Jeffrey A. Safchik
	Title:	Chief Financial Officer

K-1 USA VENTURES, INC.
By:	/s/ Jeffrey A Safchik
	Name:	Jeffrey A. Safchik
	Title:	Chief Financial Officer

K-1 HOLDINGS EQUITY I, INC.
By:	/s/ Jeffrey A Safchik
	Name:	Jeffrey A. Safchik
	Title:	Chief Financial Officer